UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

CESCA THERAPEUTICS INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

157131103
(CUSIP Number)

Xiaochun Xu PhD, MBA c/o Boyalife Group Ltd. 800 Jiefang Road East Wuxi City, China 214002 Tel: (+86) 15190288800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No: 157131103	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Boyalife (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserves
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,367,647
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,367,647
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,367,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No: 157131103	13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Boyalife Asset Holding II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserves
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,976,291
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,976,291
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No: 157131103	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Boyalife Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserve (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,976,291
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,976,291
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No: 157131103	13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Boyalife Investment Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserve (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON CO

CUSIP No: 157131103	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS Xiaochun Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserves
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,500
	8	SHARED VOTING POWER 1,976,291
	9	SOLE DISPOSITIVE POWER 52,500
	10	SHARED DISPOSITIVE POWER 1,976,291
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No: 157131103	13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS Yishu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS Cash Reserves
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,367,647
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,367,647
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,367,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.10%
14		TYPE OF REPORTING PERSON IN

CUSIP No: 157131103	13D	Page 8 of 14 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is filed with respect to shares (the “Shares”) of the Common Stock, par value $0.001 per share (the “Common Stock”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed jointly as a group pursuant to SEC Rule 13d-1(k) by Xiaochun “Chris” Xu (“Dr. Xu”), Ms. Yishu Li (“Ms. Li”), Boyalife Group Inc., an Illinois corporation (“Boyalife Group”), Boyalife (Hong Kong) Limited, a Hong Kong company (“Boyalife HK”), Boyalife Asset Holding II, Inc., an Illinois corporation (“Boyalife Asset Holding II”), and Boyalife Investment Inc., an Illinois corporation (“Boyalife Investment”) (each of the foregoing being referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”).

This Schedule 13D is being filed to report (i) the sale and assignment of all of the Shares held by Boyalife Investment to Boyalife HK on December 26, 2016 (the “Boyalife Assignment Transaction”), and (ii) the acquisition by Boyalife Asset Holding II from the Issuer of a Second Amended and Restated Convertible Promissory Note, dated April 16, 2018 (the “Amended Note”), issued by the Issuer (the “Amended Note Transaction”). The Amended Note Transaction was reported in a Form 8-K filed by the Issuer on April 18, 2018. The Boyalife Assignment Transaction was reported in a Form 4 filed by Boyalife HK on December 28, 2016.

The address of Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2. Identity and Background.

Below is information regarding each Reporting Person:

(a)	(b) (c) and (f):

Name	Business Address	Principal Business	Citizenship or Jurisdiction of Formation
Boyalife (Hong Kong), Ltd. (“Boyalife HK”)	800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	Hong Kong
Boyalife Asset Holding II, Inc. (“Boyalife Asset Holding II”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Investment Holding Company	Illinois
Boyalife Group Inc. (“Boyalife Group”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Investment Holding Company	Illinois
Boyalife Investment Inc. (“Boyalife Investment”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	Illinois
Xiaochun “Chris” Xu (“Dr. Xu”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Not applicable	Citizen of China
Yishu Li (“Ms. Li”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Not applicable	Citizen of China

CUSIP No: 157131103	13D	Page 9 of 14 Pages

All of the capital stock of Boyalife HK is owned by Ms. Li, and Ms. Li is the sole director and officer of Boyalife HK. Accordingly, Ms. Li and Boyalife HK are deemed to have shared voting and investment power over securities directly owned by Boyalife HK.

All of the capital stock of Boyalife Asset Holding II is held by Boyalife Group, and all of the capital stock of Boyalife Group is owned by Dr. Xu. Dr. Xu is the sole officer and director of both Boyalife Group and Boyalife Asset Holding II. Accordingly, Dr. Xu, Boyalife Group, and Boyalife Asset Holding II are deemed to have share voting and investment power over securities held directly by Boyalife Asset Holding II.

Dr. Xu disclaims beneficial ownership of the Shares held by, or which may be acquired by, Boyalife HK, and Ms. Li disclaims beneficial ownership of the Shares held by, or which may be acquired by, Boyalife Group and Boyalife Asset Holding II.

All of the capital stock of Boyalife Investment is owned by Dr. Xu.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act.

Item 3. Source and Amount of Funds or Other Consideration.

The Amended Note issued in the Amended Note Transaction evidences a loan made by Boyalife Asset Holding II (or its predecessor by merger, Boyalife Investment II, Inc.) to the Issuer. The Amended Note issued in the Amended Note Transaction was issued in exchange for a First Amended and Restated Convertible Promissory Note, dated September 13, 2017, previously held by Boyalife Investment II, Inc. (the “Prior Note”). The Prior Note was not immediately convertible, and, accordingly, Boyalife Asset Holding II, Inc. (or its predecessor) was not deemed to have beneficial ownership of the Shares issuable upon conversion of the Prior Note. The cash used to fund the loan evidenced by the Amended Note was obtained from cash reserves.

The cash used by Boyalife HK to purchase the Shares in the Boyalife Assignment Transaction was obtained from cash reserves.

Item 4. Purpose of Transaction.

The information set forth under Item 3 is hereby incorporated by reference.

On February 2, 2016, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with Boyalife HK and Boyalife Investment (the “Investors”) pursuant to which the Issuer agreed to issue to issue to the Investors, in two closings, Shares, senior secured three-year convertible debentures, and a five-year warrant to purchase additional Shares, as further described below. The transactions contemplated by the Purchase Agreement are referred to as the “Boyalife Financing” for purposes hereof.

CUSIP No: 157131103	13D	Page 10 of 14 Pages

In the Boyalife Financing, which closed in two tranches on February 13 and February 16, 2016, (i) Boyalife HK purchased 735,294 Shares, for a purchase price of $3.40 per share (after giving effect to the Issuer’s 1-for-20 reverse stock split on March 4, 2016), (ii) Boyalife Investment purchased Secured Convertible Debentures in the aggregate principal amount of $12.5 million initially convertible into 3,676,471 Shares (the “Debentures”), and (iii) Boyalife HK acquired a warrant to purchase an aggregate of 3,529,412 additional Shares at an exercise price of $8.00 per share (as adjusted to give effect to the March 2016 reverse stock split) for a period of five years (the “Warrant”).

In connection with the Boyalife Financing, the Issuer also entered into a Nomination and Voting Agreement with the Investors (the “Nomination Agreement”). Pursuant to the terms of the Nomination Agreement, for so long as the Debentures remained outstanding and Boyalife HK owned of record or beneficially at least twenty percent (20%) of the issued and outstanding shares of the Issuer’s Common Stock, Boyalife HK had the right to designate one member to the Issuer’s Board of Directors. The Nomination Agreement further provided that, if upon and following the conversion of all of the principal and interest outstanding under the Debentures the Investors owned, in the aggregate, at least 50% of the issued and outstanding shares of the Issuer’s Common Stock, the Investors would have the right to designate up to a maximum of three members to the Issuer’s Board of Directors. The Nomination Agreement was amended and restated on April 16, 2018, as described below.

On August 22, 2016, the Issuer elected to convert all outstanding principal, together and interest accrued and otherwise payable (including the interest that would have accrued up to and including maturity under the Debentures), into an aggregate of 6,102,941 Shares.

On December 26, 2016, Boyalife Investment sold and transferred all 6,102,941 Shares held by it to Boyalife HK for a price per share equal to $2.52, resulting in Boyalife HK holding an aggregate of 6,838,235 Shares.

On March 6, 2017, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with Boyalife Investment Fund II, Inc., which granted to the Issuer the right to borrow up to $5,000,000 any time prior to March 6, 2022 (the “Debt Facility”). On September 13, 2017, the Issuer and Boyalife Investment Fund II, Inc. entered into an amendment to the Credit Agreement increasing the maximum borrowing availability thereunder from $5.0 million to $10.0 million. The Debt Facility matures on March 6, 2022 (the “Maturity Date”), with all principal being due and payable on the Maturity Date. The Maturity Date is subject to acceleration upon customary events of default, which include a breach of the Debt Facility documents, termination of operations, or bankruptcy. Interest accrues under the Debt Facility at a rate of 22% per annum, simple interest, with interest being payable annually.

On April 16, 2018, the Issuer entered into an amendment to the Debt Facility with Boyalife Asset Holding II, the successor by merger to Boyalife Investment Fund II, Inc. (“Lender”). In connection with the April 2018 amendment to the Debt Facility, the Issuer and Lender entered into a First Amended and Revolving Restated Credit Agreement (the “Amended Credit Agreement”) and Second Amended and Restated Convertible Promissory Note (the “Amended Note”). The Amended Credit Agreement and Amended Note modified and amended the Debt Facility as follows:

●

The Lender was granted the right to convert, at any time, outstanding principal and accrued but unpaid interest under the Debt Facility into shares of Common Stock at a conversion price equal to $1.61 per share, subject to customary adjustments for stock splits, reverse stock splits, and the like (the “Fixed Conversion Price”). Notwithstanding the foregoing, if the Amended Note is converted after the Maturity Date, the conversion price of the Amended Note will be the lower of the Fixed Conversion Price or an amount equal to 90% of the average volume-weighted average price of our common stock during the 10 trading days immediately prior to the Maturity Date. Prior to the April 2018 amendment, the Debt Facility was convertible by the Lender only upon maturity of the obligation.

●

If the Issuer in the future issues shares of Common Stock, or is deemed to issue shares of Common Stock, prior to the full payment or conversion of the Amended Note for a price per share lower than the Fixed Conversion Price then in effect, the Fixed Conversion Price will be reduced to the price per share paid in the future issuance, with certain customary exceptions for equity plan issuances and issuances pursuant to certain strategic transactions.

CUSIP No: 157131103	13D	Page 11 of 14 Pages

●

The Issuer was granted the right to defer the payment of the $657,000 interest payment that was originally due on December 31, 2017 until December 31, 2018, or if earlier, the date on which the Issuer completes a debt or equity financing transaction resulting in gross proceeds of $5.0 million or more.

The Amended Note contains a provision (the “Conversion Blocker”) providing that the number Shares issuable upon conversion of the Amended Note may not exceed 19.99% of the Issuer’s outstanding Common Stock on the date the Credit Agreement was originally entered into (March 6, 2017), unless the Issuer obtains stockholder approval for such issuance in the manner required by the Marketplace Rules of the Nasdaq Stock Market, Inc. The Issuer is seeking such stockholder approval at its 2018 annual meeting of stockholders. As of the date of this Schedule 13D, the Conversion Blocker limits the number of Shares into which the Amended Note may be converted to 1,976,291.

In connection with Amended Credit Agreement, on April 16, 2018, the Issuer and Boyalife HK entered into a First Amended and Restated Nomination and Voting Agreement (the “Amended Nomination Agreement”), which amends and restates the above-described Nomination Agreement originally entered into on February 13, 2016. The Amended Nomination Agreement provides that Boyalife HK will have the right to designate a number of members of the Board of Directors of the Issuer that is in proportion to the “Boyalife Ownership Percentage”, which is Boyalife HK’s and its affiliates’ combined percentage ownership of outstanding common stock, treating as outstanding any shares of common stock underlying convertible securities that are immediately exercisable by Boyalife HK and its affiliates’ (including under the Amended Note) without any further payment. The Amended Nomination Agreement will terminate according to its terms when and if the Boyalife Ownership Percentage falls below 20%.

Item 5. Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 11,482,064 shares of the Issuer’s Common Stock outstanding as of March 29, 2018, as reported in the Issuer’s Registration Statement on Form S-1 filed on April 6, 2018. “Beneficial Ownership” is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(a)

(i)          Boyalife HK directly owns 6,838,235 Shares plus the Warrant to purchase an additional 3,529,412 Shares. Because Boyalife HK has the right to exercise the Warrant at any time, the 3,529,412 Shares issuable upon conversion of the Warrant are deemed to be beneficially owned by Boyalife HK even though the Shares are not outstanding and the Warrant has not been exercised. As a result, Boyalife HK is deemed to be the beneficial owner of 10,367,647 Shares, representing ownership of 69.1% of the Issuer’s Common Stock.

(ii)

By virtue of Ms. Li being the sole owner, director, and officer of Boyalife HK, she is deemed to have shared voting and dispositive power (shared with Boyalife HK) over the Shares and Warrant held by Boyalife HK and is therefore deemed to beneficially own such Shares and Warrant. As a result, Ms. Li is deemed to be the beneficial owner of 10,367,647 Shares, representing ownership of 69.1% of the Issuer’s Common Stock.

CUSIP No: 157131103	13D	Page 12 of 14 Pages

(iii)

Boyalife Asset Holding II directly owns the Amended Note. As a result of the Conversion Blocker, the Amended Note is convertible into an aggregate of no more than 1,976,291 Shares based on the conversion price of the Amended Note as of the date of this Schedule 13D (the “Maximum Conversion Shares”). Accordingly, Boyalife Asset Holding II’s beneficial ownership being reported herein is 1,976,291 Shares, which represents ownership of 14.7% of the Issuer’s Common Stock. As of March 31, 2018, the outstanding principal balance of the Debt Facility was $7,200,000, and accrued but unpaid interest was $1,017,000. Boyalife Asset Holding does not have beneficial ownership of any outstanding Shares.

(iv)

By virtue of Boyalife Group being the sole stockholder of Boyalife Asset Holding II, Boyalife Group is deemed to have share voting and dispositive power over the Maximum Conversion Shares (if issued) and is therefore deemed to beneficially own the Maximum Conversion Shares. Boyalife Group does not beneficially own any other Shares.

(v)

Dr. Xu directly holds options currently exercisable (or exercisable within 60 days of this Schedule 13D) to purchase an aggregate of 52,500 Shares. In addition, by virtue of Dr. Xu being the sole owner, director, and officer of Boyalife Group and the sole officer and director of Boyalife Asset Holding II, he has shared voting and dispositive power (shared with Boyalife Asset Holding II and Boyalife Group) over the Maximum Conversion Shares (if issued) and is therefore deemed to beneficially own the Maximum Conversion Shares. Accordingly, Dr. Xu is deemed to be the beneficial owner of an aggregate of 2,028,791 Shares, representing of ownership of 15.0% of the outstanding Common Stock.

(vi)	As a result of the Boyalife Assignment Transaction, Boyalife Investment no longer beneficially owns any Shares.

(b)

As a result of the foregoing, Boyalife HK and Ms. Li have shared voting and dispositive power over the Shares and Warrant directly held by Boyalife HK. Additionally, Dr. Xu, Boyalife Group, and Boyalife Asset Holding II have shared voting and dispositive power over the Maximum Conversion Shares, if issued. Dr. Xu has sole voting and dispositive power over the 52,500 options, currently exercisable, held directly by him.

(c)	Other than as described in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in Shares during the past sixty (60) days.

(d)

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities in the Issuer.

(e)

As stated above, on December 26, 2016, Boyalife Investment sold and transferred all 6,102,941 Shares held by it to Boyalife HK for a price per share equal to $2.52. As a result, Boyalife Investment ceased to be the beneficial owner of more than five percent of the Common Stock on December 26, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is hereby incorporated by reference.

CUSIP No: 157131103	13D	Page 13 of 14 Pages

Item 7. Material to Be Filed as Exhibits.

EXHIBIT	DOCUMENT
1

Purchase Agreement between Cesca Therapeutics Inc. and Boyalife Investment Inc. and Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on February 3, 2016.)

2	Form of Warrant held by Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on February 3, 2016.)
3

First Amended and Restated Revolving Credit Agreement, dated April 16, 2018, between Cesca Therapeutics Inc. and Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on April 18, 2018.)

4

Second Amended and Restated Convertible Promissory Note, dated April 16, 2018, issued by Cesca Therapeutics Inc. to Boyalife Asset Holding II, Inc. (Incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on April 18, 2018.)

5

First Amended and Restated Nomination and Voting Agreement, dated April 16, 2018, between Cesca Therapeutics Inc, and Boyalife (Hong Kong) Limited (Incorporated by reference to Exhibit 10.3 to Form 8-K filed with the SEC on April 18, 2018.)

6	Joint Filing Agreement, dated the date hereof, by and among the Reporting Persons

CUSIP No: 157131103	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018	Boyalife Investment Inc.

	By:	/s/ Xiaochun Xu
(Signature)

	Name:	Dr. Xiaochun Xu
	Title:	President

Boyalife Group Inc.

	By:	/s/ Xiaochun Xu
(Signature)

	Name:	Dr. Xiaochun Xu
	Title:	President

Boyalife Asset Holding II, Inc.

	By:	/s/ Xiaochun Xu
(Signature)

	Name:	Dr. Xiaochun Xu
	Title:	President

Boyalife (Hong Kong) Limited

	By:	/s/ Yishu Li
(Signature)

	Name:	Yishu Li
	Title:	President

/s/ Xiaochun Xu
Dr. Xiaochun Xu, individually

/s/ Yishu Li
Yishu Li, individually